Exhibit 99.77d

The non-fundamental investment policies of the series (the "Series") of The Brinson Funds (the "Trust") designated as the Global Fund, Global Bond Fund, U.S. Bond Fund and U.S. Balanced Fund are revised to limit investments to 5% of each Series' total net assets in lower quality, higher yielding securities (commonly referred to as "junk bonds") which are rated below investment grade by a nationally recognized rating service such as Standard & Poor's Ratings Group or Moody's Investors Service.

That the investment policies for the series of the Trust designated as the Global Fund, Global Equity Fund, Global Bond Fund, U.S. Balanced Fund, U.S. Equity Fund, U.S. Bond Fund and
Non-U.S. Equity Fund are revised to no longer permit the Series to enter into options on futures contracts.

that the investment policies for the Series of the Trust designated as the Global Fund, Global Equity Fund, Global Bond Fund, U.S. Balanced Fund, U.S. Equity Fund, U.S. Bond Fund andNon-U.S. Equity Fund are revised to increase the maximum amount of assets to 100% that each Series may invest in cash equivalents for temporary defensive purposes when unusual market conditions warrant.